Exhibit 99.1

AMTD International Announces Exchange Offer and Issuance of New Securities Under the Medium Term

Note Program

HONG KONG, April 23, 2020 — AMTD International Inc. (“AMTD International” or “the Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced an invitation to holders of the outstanding US$123 million 7.625% senior perpetual securities of AMTD Group (the “Existing Securities”) to offer to exchange any and all of their outstanding Existing Securities for new securities (the “New Securities”) to be issued by the Company under the Company’s US$1.0 billion medium term note program (the “Exchange Offer”). The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange will be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer will commence on April 23, 2020 and expire on May 6, 2020, unless extended, re-opened, or closed earlier. The Company may further issue additional new securities under the Company’s US$1.0 billion medium term note program to be immediately fungible with the New Securities issued in connection with the Exchange Offer.

The Company expects to announce the minimum new issue yield for each series of New Securities on or around April 28, 2020. The Company expects to announce (i) whether valid offers to exchange pursuant to the Exchange Offer are accepted, and (ii) the new issue amount, the new issue price, and the new issue distribution rate for each series of New Securities as soon as reasonably practicable on or around May 7, 2020. The settlement date for the Exchange Offer, including (i) delivery of the New Securities in exchange for the Existing Securities validly offered for exchange and accepted and (ii) payment of the accrued distribution amount and cash rounding amount (if any), is expected to be on or around May 14, 2020.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in the United States or any other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to a U.S. person except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the Securities Act. The Company does not intend to make any public offering of securities in the United States.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Asia, including the Greater China and the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit http://www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.